Mail Stop 6010                                                   April 14, 2008

Mr. Ron Zwanziger
Chairman, Chief Executive Officer and President
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

**Re:** **Inverness Medical Innovations, Inc.**
      **Preliminary proxy statement filed April 4, 2008**
      **File No. 1-16789**

Dear Mr. Zwanziger:

      We have completed our review of your preliminary proxy statement and related
filings and have no further comments at this time.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Jay McNamara, Esq.
    Senior Counsel, Corporate and Finance
    Inverness Medical Innovations, Inc.
    51 Sawyer Road, Suite 200
    Waltham, Massachusetts 02453

    Bradley A. Jacobson, Esq.
    Greenberg Traurig
    One International Place, 20th Floor
    Boston, Massachusetts 02110